UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. FIVE)

                            MEDICAL INNOVATIONS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.0075 PAR VALUE
                         (Title of Class of Securities)

                                   58458C 10 8
                                 (CUSIP Number)

  MARK H. FISHER, ONE RIVERWAY, SUITE 2300, HOUSTON, TEXAS 77056 (713) 688-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               FEBRUARY 13, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 13 Pages

CUSIP NO. 58458C 10 8 13D                                     Page 2 of 13 Pages

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(1)      Names of reporting person .............................. Mark H. Fisher
S.S. or I.R.S. Identification No. of above person ...............
--------------------------------------------------------------------------------
(2)      Check the appropriate box if a member of a group .......      (a)
                                                                       (b) X
--------------------------------------------------------------------------------
(3)      SEC use only............................................
--------------------------------------------------------------------------------
(4)      Source of funds ........................................      N/A
--------------------------------------------------------------------------------
(5)      Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e) ..................................
--------------------------------------------------------------------------------
(6)      Citizenship or place of organization ...................      USA
--------------------------------------------------------------------------------
Number of shares beneficially owed by each reporting person with:

         (7) Sole voting power...................................           0

         (8) Shared voting power.................................     934,529

         (9) Sole dispositive power..............................     934,529

         (10)Shared dispositive power............................           0
--------------------------------------------------------------------------------
(11)     Aggregate amount beneficially owned by each
reporting person ................................................     934,529
--------------------------------------------------------------------------------
(12)     Check if the aggregate amount in Row (11) excludes
certain shares ..................................................         X
--------------------------------------------------------------------------------
(13)     Percent of class represented by amount in Row (11) .....       5.6%
--------------------------------------------------------------------------------
(14)     Type of reporting person ...............................        IN
--------------------------------------------------------------------------------

CUSIP NO. 58458C 10 8 13D                                     Page 3 of 13 Pages

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(1)      Names of reporting person ........................... Harvey Houck, Jr.
S.S. or I.R.S. Identification No. of above person ............
--------------------------------------------------------------------------------
(2)      Check the appropriate box if a member of a group ....         (a)
                                                                       (b) X
--------------------------------------------------------------------------------
(3)      SEC use only ........................................
--------------------------------------------------------------------------------
(4)      Source of funds .....................................      N/A
--------------------------------------------------------------------------------
(5)      Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e) ...............................
--------------------------------------------------------------------------------
(6)      Citizenship or place of organization ................      USA
--------------------------------------------------------------------------------
Number of shares beneficially owed by each reporting person with:

         (7) Sole voting power................................            0

         (8) Shared voting power..............................    2,324,683

         (9) Sole dispositive power...........................    1,700,287

         (10) Shared dispositive power........................      624,396
--------------------------------------------------------------------------------
(11)     Aggregate amount beneficially owned by each
reporting person..............................................    2,324,683
--------------------------------------------------------------------------------
(12)     Check if the aggregate amount in Row (11) excludes
certain shares................................................        X
--------------------------------------------------------------------------------
(13)     Percent of class represented by amount in Row (11) ..       13.5%
--------------------------------------------------------------------------------
(14)     Type of reporting person ............................        IN
--------------------------------------------------------------------------------

CUSIP NO. 58458C 10 8 13D                                     Page 4 of 13 Pages

--------------------------------------------------------------------------------
(1)      Names of reporting person............................  John Schurwon
S.S. or I.R.S. Identification No. of above person.............
--------------------------------------------------------------------------------
(2)      Check the appropriate box if a member of a group ....      (a)
                                                                    (b) X
--------------------------------------------------------------------------------
(3)      SEC use only ........................................
--------------------------------------------------------------------------------
(4)      Source of funds .....................................      N/A
--------------------------------------------------------------------------------
(5)      Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e) ...............................
--------------------------------------------------------------------------------
(6)      Citizenship or place of organization.................      USA

--------------------------------------------------------------------------------
Number of shares beneficially owed by each reporting person with:

         (7) Sole voting power................................           0

         (8) Shared voting power..............................     351,430

         (9) Sole dispositive power...........................     351,430

         (10) Shared dispositive power........................           0
--------------------------------------------------------------------------------
(11)     Aggregate amount beneficially owned by each
reporting person..............................................     351,430
--------------------------------------------------------------------------------
(12)     Check if the aggregate amount in Row (11) excludes
certain shares................................................        X
--------------------------------------------------------------------------------
(13)     Percent of class represented by amount in Row (11)...         2.2%
--------------------------------------------------------------------------------
(14)     Type of reporting person.............................         IN
--------------------------------------------------------------------------------

CUSIP NO. 58458C 10 8 13D                                     Page 5 of 13 Pages

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $.0075 par value per share

         Medical Innovations, Inc.
         One Riverway, Suite 2300
         Houston, Texas 77056

ITEM 2.  IDENTITY AND BACKGROUND

         (a)(b)(c)The group consists Mark H. Fisher, Harvey Houck, Jr., and
          John Schurwon. The name, address and occupation of each of Mr. Fisher, Mr. Houck and Mr. Schurwon, herein referred to collectively as the "Group," are listed below:

                           Mark H. Fisher
                           One Riverway, Suite 2300
                           Houston, Texas 77056
                           President and Chief Executive Officer of Issuer Director of Issuer
                           President - Preferred Homecare, Inc.
                           President - Preferred Pharmacy, Inc.

                           Harvey Houck, Jr.
                           P.O. Box 22011
                           Houston, Texas 77027
                           Independent Investor
                           Director of Issuer

                           John Schurwon
                           One Riverway, Suite 2300
                           Houston, Texas 77056
                           Employee of the Issuer

         (d) During the last five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) The individual members of the Group are United States citizens.

CUSIP NO. 58458C 10 8 13D                                     Page 6 of 13 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On January 29, 1996, Preferred Homecare, Inc. distributed to its shareholders a total of 200,000 shares of the Issuer's common stock. In such distribution, Messrs. Fisher, Houck and Schurwon, the members of the Group, received 28,766 shares, 125,416 shares, and 12,489 shares, respectively. Also on January 29, 1996, Preferred Pharmacy, Inc. distributed to its shareholders a total of 100,00 shares of the Issuer's common stock. In such distribution, Messrs. Fisher, Houck and Schurwon, the members of the Group, received 11,600 shares, 61,191 shares, and 4,938 shares, respectively. Neither Mr. Fisher, Mr. Houck nor Mr. Schurwon paid any additional consideration for the shares he acquired from Preferred Homecare, Inc. or Preferred Pharmacy, Inc. in such distributions.

                  On February 13, 1996, each of Messrs. Fisher, Houck and Schurwon, along with other significant stockholders of the Issuer, executed a Voting Agreement (the "Voting Agreement") with Horizon/CMS Healthcare Corporation, a Delaware corporation ("Horizon"), under which the members of the Group agreed to vote their shares of the Issuer's common stock in favor of the merger of the Issuer with and into a wholly-owned subsidiary of Horizon pursuant to an Agreement and Plan of Merger by and between the Issuer and Horizon (the "Merger Agreement").

ITEM 4.  PURPOSE OF TRANSACTION

                  As a result of the merger contemplated by the Merger Agreement, the Issuer would become a wholly-owned subsidiary of Horizon, its board of directors would be replaced with the board of directors of the current wholly-owned subsidiary of Horizon, the Issuer's common stock would cease to be quoted in an inter-dealer quotation system of a registered national securities association, and the Issuer's common stock would become eligible for termination of registration pursuant to
                  Section 12(g) (4) of the Act.


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a) Pursuant to Rule 13d-5, each member of the Group may be deemed to beneficially own all of the shares owned by all other members of the Group. Each member of the Group expressly declares that the filing of this statement shall not be construed as an admission that said member is, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement. After giving effect to such disclaimer, beneficial ownership of the shares reported herein as owned by each member of the Group is as follows:

                  MARK H. FISHER. Mr. Fisher beneficially owns directly 934,529 shares, or 5.6%, of the outstanding common stock of the Issuer, 40,426 of which were acquired on January 29, 1996 in the distributions from Preferred Homecare, Inc. and Preferred Pharmacy, Inc., and 483,773 of which are purchasable within 60 days upon exercise of warrants granted to Mr. Fisher more than 60 days prior to February 13, 1996.

CUSIP NO. 58458C 10 8 13D                                     Page 7 of 13 Pages

                  HARVEY HOUCK, JR. Mr. Houck beneficially owns directly 2,324,683 shares, or 13.5%, of the outstanding common stock of the Issuer, 186,607 of which were acquired by Mr. Houck on January 29, 1996 in the distributions from Preferred Homecare, Inc. and Preferred Pharmacy, Inc. and 1,211,045 of which are purchasable within 60 days upon exercise of warrants granted to Mr. Houck more than 60 days prior to February 13, 1996. An aggregate of 347,604 shares are held by Harriet Houck and Mary Elizabeth Pratt, each of whom are daughters of Mr. Houck who have reached the age of majority and do not live with Mr. Houck. Mr. Houck disclaims any beneficial ownership interests in the shares held by his daughters.

                  JOHN SCHURWON. Mr. Schurwon beneficially owns directly 351,430 shares, or 2.2%, of the outstanding common stock of the Issuer, 17,427 of which were acquired on January 29, 1996 in the distributions from Preferred Homecare, Inc. and Preferred Pharmacy, Inc., and 18,182 of which are purchasable within 60 days upon exercise of warrants granted to Mr. Schurwon more than 60 days prior to February 13, 1996.

         (b) See Items 7-10 on the cover pages for each member of the Group.

                  MARK H. FISHER. Mr. Fisher has sole dispositive power over all shares beneficially owned and, as the result of the Voting Agreement, has shared voting power with Horizon over all such shares.

                  HARVEY HOUCK, JR. Mr. Houck has sole dispositive power over 1,700,287 shares directly owned by him, shared dispositive power with his wife over 224,396 shares directly owned by Mr. Houck's wife, and shared dispositive power with his wife over 400,000 shares directly owned by the Harvey R. Houck, Jr. and Patricia W. Houck Foundation, Inc., a foundation controlled by Mr. and Mrs. Houck. Mr. Houck has shared voting power, as the result of the Voting Agreement, with Horizon over the 1,700,287 shares directly owned by him, shared voting power with his wife over the 224,396 shares directly owned by Mr. Houck's wife, and shared voting power with Horizon and his

CUSIP NO. 58458C 10 8 13D                                     Page 8 of 13 Pages

                  wife over the 400,000 shares directly owned by the Harvey R. Houck, Jr. and Patricia W. Houck Foundation, Inc., which is also a signatory to the Voting Agreement.

                  JOHN SCHURWON. Mr. Schurwon has sole dispositive power over all shares beneficially owned by him and, as the result of the Voting Agreement, has shared voting power with Horizon over all such shares.

                  Horizon, a corporation incorporated under the laws of the State of Delaware, is a provider of post-acute health care services. The address of Horizon's principal office is as follows:

                        Horizon/CMS Healthcare Corporation
                        6001 Indian School Road, Suite 500
                        Albuquerque, New Mexico 87110

                  To the best knowledge of the members of the Group, during the last five years, Horizon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and, during the last five years, Horizon has not been a party to a civil proceeding was or is subject to a judgment, decree of final order enjoinging future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (c)      See Item 3 and paragraph (a) above.

         (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Voting and Standstill Agreement dated November 19, 1992. Previously filed. Incorporated by reference to Schedule 13D dated November 19, 1992.

 CUSIP NO. 58458C 10 8 13D                                    Page 9 of 13 Pages

         2. Fisher-Houck Voting Trust Agreement. Previously filed. Incorporated by reference to Schedule 13D dated November 19, 1992.

         3. Option Agreement dated November 19, 1992. Previously filed. Incorporated by reference to Schedule 13D dated November 19, 1992.

         4. Power of Attorney for J.D. Smith. Previously filed. Incorporated by reference to Schedule 13D, Amendment No. 1, dated February 8, 1993.

         5. Power of Attorney for Harvey Houck, Jr. Previously filed. Incorporated by reference to Schedule 13D, Amendment No. 1, dated February 8, 1993.

         6. Power of Attorney for Phyllis Shippen. Previously filed. Incorporated by reference to Schedule 13D, Amendment No. 1, dated February 8, 1993.

         7. Power of Attorney for Douglas Johnston. Previously filed. Incorporated by reference to Schedule 13D, Amendment No. 1, dated February 8, 1993.

         8. Voting Trust Agreement dated June 28, 1993. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

         9. Term Promissory Note of Mark H. Fisher dated June 29, 1993. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

         10. Security Agreement - Pledge of Certificate of Deposit and Assignment of Deposit Accounts between Mark H. Fisher and Texas Commerce Bank National Association, dated June 29, 1993. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

         11. Security Agreement - Pledge between Mark H. Fisher and Texas Commerce Bank National Association, dated June 29, 1993. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

         12. Term Promissory Note of Harvey R. Houck, Jr. dated June 29, 1993. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

         13. Security Agreement - Pledge between Harvey R. Houck, Jr. and Texas Commerce Bank National Association, dated June 29, 1993. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

CUSIP NO. 58458C 10 8 13D                                    Page 10 of 13 Pages

         14. Term Promissory Note of John Schurwon dated June 29, 1993. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

         15. Security Agreement - Pledge between John Schurwon and Texas Commerce Bank National Association, dated June 29, 1993. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

         16. Credit and Financing Support Agreement dated June 29, 1993, including exhibits. Incorporated by reference to Schedule 13D, Amendment No. 2, dated June 29, 1993.

         17. Amended Credit and Financing Support Agreement dated August 12, 1994. Incorporated by reference to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1993.

         18. Agreement to Amend and Restate Voting Trust Agreement dated to be effective November 19, 1994. Incorporated by reference to schedule 13D, Amendment No. 4, dated January 3, 1996.

         19. Agreement to Terminate Voting Trust. Incorporated by reference to schedule 13D, Amendment No. 4, dated January 3, 1996.

         20. Voting Agreement, by and among Horizon/CMS Healthcare Corporation and certain stockholders of Medical Innovations, Inc., dated February 13, 1996. Incorporated by reference to
                  Schedule 13D dated February 13, 1996 filed by Horizon/CMS Healthcare Corporation (Exhibit C).

         21. Agreement and Plan of Merger, by and among Horizon/CMS Healthcare Corporation, Horizon MI Corporation and Medical Innovations, Inc., dated February 13, 1996. Incorporated by reference to Schedule 13D dated February 13, 1996. Incorporated by reference to Schedule 13D dated February 13, 1996 filed by Horizon/CMS Healthcare Corporation (Exhibit D).

CUSIP NO. 58458C 10 8 13D                                    Page 11 of 13 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 1996                                MARK H. FISHER
                                                        Mark H. Fisher

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

CUSIP NO. 58458C 10 8 13D                                    Page 12 of 13 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 1996                               MARK H. FISHER
                                                       Mark H. Fisher,
                                                       Attorney-In-Fact
                                                       for Harvey Houck, Jr.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                             Page 13 of 13 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 1996                              JOHN SCHURWON
                                                      John Schurwon

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).